UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

CONSUMER PORTFOLIO SERVICES, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

210502 100

(CUSIP Number)

Arthur E. Levine Levine Leichtman Capital Partners II, L.P. 335 N. Maple Drive, Suite 240 Beverly Hills, CA 90210 (310) 275-5335	Mitchell S. Cohen, Esq. Irell & Manella LLP 1800 Avenue of the Stars, Suite 900 Los Angeles, California 90067 (310) 277-1010

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 29, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210502 100	Page 2 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Levine Leichtman Capital Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 4,553,500 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,500 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 22.1% (See Item 5)

14.	Type of Reporting Person PN

CUSIP No. 210502 100	Page 3 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LLCP California Equity Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 4,553,500 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,500 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 22.1% (See Item 5)

14.	Type of Reporting Person PN

CUSIP No. 210502 100	Page 4 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Levine Leichtman Capital Partners, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (c) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 4,553,500 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,500 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 22.1% (See Item 5)

14.	Type of Reporting Person CO

CUSIP No. 210502 100	Page 5 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arthur E. Levine

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (d) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 4,553,500 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,500 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 22.1% (See Item 5)

14.	Type of Reporting Person IN

CUSIP No. 210502 100	Page 6 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lauren B. Leichtman

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (e) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 4,553,500 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,500 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 22.1% (See Item 5)

14.	Type of Reporting Person IN

SCHEDULE 13D

Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Levine Leichtman Capital Partners II, L.P., a California limited partnership (the “Partnership”), LLCP California Equity Partners II, L.P., a California limited partnership (the “General Partner”), Levine Leichtman Capital Partners, Inc., a California corporation (“Capital Corp.”), Arthur E. Levine (“Mr. Levine”) and Lauren B. Leichtman (“Ms. Leichtman” and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the “Reporting Persons”), hereby file this Amendment No. 7 to Schedule 13D (this “Amendment”) with the Securities and Exchange Commission (the “Commission”). This Amendment amends and supplements the Schedule 13D originally filed by or on behalf of the Reporting Persons with the Commission on November 25, 1998 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on April 21, 1999 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the Commission on June 2, 1999 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed with the Commission on March 24, 2000 (“Amendment No. 3”) Amendment No. 4 to Schedule 13D filed with the Commission on February 11, 2003 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed with the Commission on June 3, 2003 (“Amendment No. 5”) and Amendment No. 6 to Schedule 13D filed with the Commission on January 15, 2004 (“Amendment No. 6”). The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, is referred to herein as “Amended Schedule 13D.” The Amended Schedule 13D relates to the Common Stock, no par value per share, of Consumer Portfolio Services, Inc., a California corporation (the “Issuer”).

This Amendment is being filed pursuant to a Joint Reporting Agreement dated November 19, 1998, a copy of which is attached as Exhibit 1 to the Original Schedule 13D, among and on behalf of the Reporting Persons. Capitalized terms used in this Amendment and not otherwise defined herein have the meanings set forth in the Amended Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.

Item 4.	Purpose of Transaction.

Item 4 of Amended Schedule 13D is hereby amended by adding the following to the end of such Item:

On January 29, 2004, the Issuer and the Partnership entered into the Third Amended and Restated Securities Purchase Agreement (as defined in Item 6 below). Under the Third Amended and Restated Securities Purchase Agreement, the parties thereto amended and restated the existing Second Amended and Restated Securities Purchase Agreement, the existing Term B Note and the existing Term D Note in connection with a refinancing of the Partnership’s existing debt investment in the Issuer as more fully described in Item 6 below and the Exhibits hereto. No equity securities of the Issuer were issued to the Partnership (or any other Reporting Person) in connection with the closing of the transactions contemplated by the Third Amended and Restated Securities Purchase Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Amended Schedule 13D is hereby amended and restated to read as follows:

(a)	Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of an aggregate of 4,553,500 shares of Common Stock, including 1,000 shares of which may be acquired by the Partnership upon exercise of the Restated Warrant. Such aggregate number of shares beneficially owned by the Reporting Persons constituted, as of January 27, 2004, approximately 22.1% of the shares of such class (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act and assuming that 20,611,274 shares of Common Stock were outstanding as of such date as represented by the Issuer in the Third Amended and Restated Securities Purchase Agreement).

In addition, the Reporting Persons may be deemed to be the beneficial owners, solely for purposes of electing or appointing the LLCP Representative to the Board under the Second Amended and Restated Investor Rights Agreement as described in Items 4 above and 6 below, of the shares of Common Stock beneficially owned by the Bradleys. The Reporting Persons have no pecuniary interest in the shares of Common Stock beneficially owned by the Bradleys and disclaim beneficial ownership of such shares.

(b)	The Partnership may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,553,500 shares of Common Stock. In addition, pursuant to the Second Amended and Restated Investor Rights Agreement, solely for purposes of electing or appointing the LLCP Representative to the Board, the Partnership may be deemed to have shared voting power with all other Reporting Persons and the Bradleys with respect to their shares of Common Stock.

By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,553,500 shares of Common Stock. In addition, pursuant to the Second Amended and Restated Investor Rights Agreement, solely for purposes of electing or appointing the LLCP Representative to the Board, the General Partner may be deemed to have shared voting power with all other Reporting Persons and the Bradleys with respect to their shares of Common Stock.

By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,553,500 shares of Common Stock. In addition, pursuant to the Second Amended and Restated Investor Rights Agreement, solely for purposes of electing or appointing the LLCP Representative to the Board, Capital Corp. may be deemed to have shared voting power with all other Reporting Persons and the Bradleys with respect to their shares of Common Stock.

By virtue of being the sole directors and shareholders, and executive officers, of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,553,500 shares of Common Stock. In addition, pursuant to the Second Amended and Restated Investor Rights Agreement, solely for purposes of electing or appointing the LLCP Representative to the Board, each of Mr. Levine and Ms. Leichtman may be deemed to have shared voting power with all other Reporting Persons and the Bradleys with respect to their shares of Common Stock.

(c)	None of the Reporting Persons has effectuated any transactions in the Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Amended Schedule 13D is hereby amended by adding the following to the end of such Item:

The Issuer and the Partnership entered into a Third Amended and Restated Securities Purchase Agreement dated as of January 29, 2004, a copy of which is attached as Exhibit 99.16 hereto (the “Third Amended and Restated Securities Purchase Agreement”), pursuant to which, on such date, the Issuer and the Partnership amended and restated in their entirety the existing Second Amended and Restated Securities Purchase Agreement, the existing Term B Note, the existing Term D Note and the Security Agreements (as defined below), in each case as previously amended, and entered into certain related agreements and other documents.

Under the Third Amended and Restated Securities Purchase Agreement, the Issuer voluntarily prepaid the outstanding principal balance of the Term C Note in the amount of $5,072,767.74, together with all accrued and unpaid interest thereon.

Pursuant to the Third Amended and Restated Securities Purchase Agreement, the Issuer issued to the Partnership a Third Amended and Restated Secured Senior Note due 2005 dated January 29, 2004, in the stated principal amount of $19,828,527, a copy of which is attached as Exhibit 99.17 hereto (the “January 2004 Term B Note”), in exchange for the existing Term B Note. The stated principal amount of the January 2004 Term B Note is equal to the outstanding principal balance of the existing Term B Note as of January 29, 2004. Under the January 2004 Term B Note, the base interest rate has been reduced to 11.75% per annum, the maturity date has been extended to December 15, 2005, and the annual excess cash flow payment provisions have been eliminated. The January 2004 Term B Note may not be voluntarily prepaid for one year.

Pursuant to the Third Amended and Restated Securities Purchase Agreement, the Issuer issued to the Partnership an Amended and Restated Secured Senior Note dated January 29, 2004, in the stated principal amount of $15,000,000, a copy of which is attached as Exhibit 99.18 hereto (the “January 2004 Term D Note”), in exchange for the existing Term D Note. The stated principal amount of the January 2004 Term D Note is equal to the outstanding principal balance of the existing Term D Note as of January 29, 2004. Under the January 2004 Term D Note, the base interest rate has been reduced to 11.75% per annum and the maturity date has been extended to December 15, 2005. The January 2004 Term D Note may not be voluntarily prepaid for one year.

The Issuer and the Partnership also amended and restated in its entirety the Amended and Restated Security Agreement dated as of March 8, 2002, pursuant to the terms and conditions set forth in a Second Amended and Restated Security Agreement dated as of January 29, 2004, a copy of which is attached as Exhibit 99.19 hereto (the “CPS Security Agreement”). Certain of the Issuer’s subsidiaries that are parties to the Subsidiary Guaranty and the Partnership amended and restated in its entirety the Amended and Restated Security Agreement (MFN) dated as of March 8, 2002, pursuant to the terms and conditions set forth in an Amended and Restated Security Agreement (MFN) dated as of January 29, 2004, a copy of which is attached as Exhibit 99.20 hereto (together with the CPS Security Agreement, the “Security Agreements”). In addition, the Issuer and the Partnership amended the Pledge Agreement pursuant to a Fifth Amendment to Stock Pledge and Control Agreement dated as of January 29, 2004, a copy of which is attached as Exhibit 99.21 hereto (the “Fifth Amendment to Pledge Agreement”).

The foregoing descriptions of the Third Amended and Restated Securities Purchase Agreement, the January 2004 Term B Note, the January 2004 Term D Note, the Security Agreements and the Fifth Amendment to Pledge Agreement are not, and do not purport to be, complete and are qualified in their entirety by reference to copies of the same filed as Exhibits 99.16 through 99.21 hereto, respectively, and are incorporated herein in their entirety by this reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

99.16	Third Amended and Restated Securities Purchase Agreement dated as of January 29, 2004, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.

99.17	Third Amended and Restated Secured Senior Note Due 2005 dated as of January 29, 2004, in the stated principal amount of $19,828,527, issued by Consumer Portfolio Services, Inc.

99.18	Amended and Restated Secured Senior Note dated as of January 29, 2004, in the stated principal amount of $15,000,000, issued by Consumer Portfolio Services, Inc.

99.19	Second Amended and Restated Security Agreement dated as of January 29, 2004, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.

99.20	Amended and Restated Security Agreement (MFN) dated as of January 29, 2004, between the “Grantors” (as defined therein) and Levine Leichtman Capital Partners II, L.P.

99.21	Fifth Amendment to Stock Pledge and Control Agreement dated as of January 29, 2004, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

February 2, 2004	LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P., a California limited partnership

	By:	LLCP California Equity Partners II, L.P., a California limited partnership, its General Partner

		By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

			By:	/s/ ARTHUR E. LEVINE

Arthur E. Levine President

LLCP CALIFORNIA EQUITY PARTNERS II, L.P., a California limited partnership

By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

	By:	/s/ ARTHUR E. LEVINE

Arthur E. Levine President

LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation

By:	/s/ ARTHUR E. LEVINE

Arthur E. Levine President

/s/ ARTHUR E. LEVINE

ARTHUR E. LEVINE

/s/ LAUREN B. LEICHTMAN

LAUREN B. LEICHTMAN

EXHIBIT INDEX

Exhibit	Description

99.16	Third Amended and Restated Securities Purchase Agreement dated as of January 29, 2004, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.

99.17	Third Amended and Restated Secured Senior Note Due 2005 dated as of January 29, 2004, in the stated principal amount of $19,828,527, issued by Consumer Portfolio Services, Inc.

99.18	Amended and Restated Secured Senior Note dated as of January 29, 2004, in the stated principal amount of $15,000,000, issued by Consumer Portfolio Services, Inc.

99.19	Second Amended and Restated Security Agreement dated as of January 29, 2004, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.

99.20	Amended and Restated Security Agreement (MFN) dated as of January 29, 2004, between the “Grantors” (as defined therein) and Levine Leichtman Capital Partners II, L.P.

99.21	Fifth Amendment to Stock Pledge and Control Agreement dated as of January 29, 2004, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.